Exhibit 99.1
Press release

SHL announces Annual General Meeting Results

Tel Aviv / Zurich, 8 February 2024 – SHL Telemedicine Ltd. (SIX Swiss Exchange: SHLTN) (“SHL” or the “Company”), a leading provider and developer of advanced personal telemedicine solutions, today announced that at the 2023 Annual General Meeting (“AGM”) of the Shareholders that was held today in Tel-Aviv, Israel, the Company’s shareholders approved the following resolutions:

•	The re-election of the following members of the board of directors of the Company (“Board”) until the next AGM: (1) Mr. Yariv Alroy, and (2) Prof. Amir Lerman;

•	The election of Mr. Ido Nouberger as a member the Board until the next AGM;

•	The election of Mr. Nir Rotenberg as a member the Board until the next AGM; and

•
The re-appointment of Kost, Forer, Gabbay & Kasierer (members of Ernst & Young Global) as the external auditors of the Company for the year ending December 31, 2023 and until the next AGM of the Company, and the authorization of the Board to fix the remuneration of said independent registered public accounting firm.

At the AGM, the shareholders of the Company did not approve the following resolutions:

•	The amendment of the Company's Articles of Association to increase of the maximum number of directors who can serve on the Board at any one time from nine to ten; and

•	The approval of the Company’s Compensation Policy for officers and directors for an additional period of three years from the date of the AGM, with certain changes thereto.

For further information, please contact:
Elisabeth Wallimann, IRF, Phone: +41 43 244 81 41, shl@irf-reputation.ch

About SHL Telemedicine
SHL Telemedicine is engaged in developing and marketing personal telemedicine systems and the provision of medical call center services, with a focus on cardiovascular and related diseases, to end users and to the healthcare community. SHL Telemedicine offers its services and personal telemedicine devices to subscribers utilizing telephonic and Internet communication technology. SHL is listed on the SIX Swiss Exchange (SHLTN, ISIN: IL0010855885, Security No.: 1128957). For more information, please visit our web site at www.shl-telemedicine.com.

Some of the information contained in this press release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. SHL Telemedicine undertakes no obligation to publicly update or revise any forward-looking statements.

SHL Telemedicine
90 Yigal Alon St.
Tel-Aviv 6789132, Israel

T: +972.3.5612212
F: +972.3.6242414

www.Shl-Telemedicine.com